Direct Line: 212.859.8136 Fax: 212.859.4000 jeffrey.bagner@ffhsj.com

June 12, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549

Re:	Community Health Systems, Inc.

Dear Mr. Rosenberg:

This letter sets forth the response of Community Health Systems, Inc. (the “Company”) to the comment letter, dated June 4, 2009, of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”) that was filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2009 and the Company’s Definitive Proxy Statement on Schedule 14A (the “2009 Proxy Statement”) that was filed with the Commission on April 10, 2009.

The responses set forth below are numbered to correspond to the numbering in the Staff’s comment letter.

2008 Form 10-K

Exhibits and Financial Statement Schedules, page 122

1.
 We note that you incorporate Exhibits 10.1 and 10.2 by reference to your Form 8-K filed July 30, 2007.  However, it does not appear that the schedules and exhibits listed in each of Exhibit 10.1 and 10.2 were filed with those agreements.  Please refile the complete exhibits, including all schedules and exhibits listed in each of Exhibit 10.1 and 10.2.

In response to your comments, the Company will refile Exhibits 10.1 and 10.2, including all schedules and exhibits listed in each of Exhibit 10.1 and 10.2, in its Form 10-Q for the period ending on June 30, 2009.

2009 Schedule 14A

Compensation Discussion and Analysis

Cash Incentive Compensation, page 41

2.
We note that you mention certain individual goals for each named executive officer beyond the three company metrics you disclose.  Please expand your disclosure in this subsection to include any individual goals that were used in determining each named executive officer’s compensation, as well as the extent of achievement for each individual target set for each named executive officer, and how such level of achievement resulted in the incentive compensation ultimately awarded.

In response to your comments, the Company will modify its disclosure, as indicated below, in its Definitive Proxy Statement on Schedule 14A to be filed in connection with the Company’s 2010 annual meeting of shareholders or in other filing, if required earlier in connection with the registration of the Company’s securities.  The italicized print indicates the changes from the Company’s disclosure in the 2009 Proxy Statement that will be incorporated into the disclosure in response to your comments.

Cash Incentive Compensation

Cash incentive compensation awards to the named executive officers are made pursuant to the Company’s 2004 Employee Performance Incentive Plan.  This non-equity incentive compensation plan provides for a wide range of potential awards and is utilized as a compensation vehicle across the Company. Cash incentive compensation awards are intended to align employees’ interests with the goals and strategic initiatives established by the Company and to reward employees for their contributions during the period to which the incentive award relates.  Cash incentive compensation awards’ targets are typically expressed as a percentage of the individual’s base salary.  Based on the nature of the Company’s business, the periodicity of cash incentive compensation awards for its named executive officers is tied to the attainment of annual performance objectives, however, for other employees, incentives may be linked to goal attainment over shorter or longer periods of time.

Cash incentive compensation awards are “at risk” as they are subject to the attainment of specific goals.  For each named executive officer, the individual’s target plan includes two or more budgeted goals, and for each goal, different award amounts may be earned depending on the level at which that goal is attained (i.e., an underachievement and overachievement opportunity). The risk of not attaining the goals is substantial.  For 2008, the Company EBITDA target was $1.539 billion (with a minimum of $1.385 billion, which would have  yielded 50% of bonus amount linked to this objective), the Continuing Operations EPS target was $2.21 per share (with a minimum of $1.99, which would have yielded 50% of the bonus amount linked to this objective), and the Net Revenues target was $10.9 billion (with a minimum of $9.79 billion, which would have yielded 50% of the bonus amount linked to this objective).  For each 1% decrease in Company EBITDA achievement, the award percentage amount was reduced by 5%, so that at 90% of target attainment, 50% of the specified award percentage would have been paid.  However, no awards are paid when the Company’s EBITDA achievement is below 90% of target attainment.  If the target for Company EBITDA had been exceeded, each named executive officer would have received an additional 1% of their base salary for each 1% over the target, up to a plan maximum specified for each named executive officer.  Similar increases and decreases apply to the other components of the cash incentive compensation awards.  Additional division specific goals are based upon certain financial and operational results of the hospitals within each respective division.  All target amounts for 2008 were adjusted for significant changes in acquisition and divestiture assumptions related to 2008.  For 2008, for each component of the non-equity incentive plan compensation, the targeted award and attained award, expressed as a percentage of base salary, for each named executive officer along with the maximum incentive award attainable are set forth in the table below:

	2008	Non-equity Incentive Plan Compensation Target (expressed as a percentage of base salary)	Non-equity Incentive Plan Compensation Attainment (expressed as a percentage of base salary)
Wayne T. Smith,	Company EBITDA	115%	109.3%
Chairman, President and	Continuing Operations EPS	50%	47.5%
Chief Executive Officer	Net Revenues	15%	15.0%
	Target	180%	171.8%
	Maximum award attainable	200%
W. Larry Cash,	Company EBITDA	80%	76.0%
Executive Vice President and	Continuing Operations EPS	35%	33.3%
Chief Financial Officer	Net Revenues	15%	15.0%
	Target	130%	124.3%
	Maximum award attainable	150%
William S. Hussey,	Division Hospital EBITDA	55%	59.0%
President, Division Operations	Company EBITDA	15%	14.3%
	Continuing Operations EPS	10%	9.5%
	EBITDA Margin Improvement	10%	10.0%
	Division Hospital Revenue	5%	4.0%
	Non-Self Pay Admissions Growth	5%	0.0%
	Target	100%	96.8%
	Maximum award attainable	110%
David L. Miller,	Division Hospital EBITDA	55%	44.3%
President, Division Operations	Company EBITDA	15%	14.3%
	Continuing Operations EPS	10%	9.5%
	EBITDA Margin Improvement	10%	0.0%
	Division Hospital Revenue	5%	4.0%
	Non-Self Pay Admissions Growth	5%	0.0%
	Target	100%	71.8%
	Maximum award attainable	110%
Michael T. Portacci,	Division Hospital EBITDA	55%	41.3%
President, Division Operations	Company EBITDA	15%	14.3%
	Continuing Operations EPS	10%	9.5%
	EBITDA Margin Improvement	10%	0.0%
	Division Hospital Revenue	5%	4.0%
	Non-Self Pay Admissions Growth	5%	0.0%
	Target	100%	69.1%
	Maximum award attainable	110%

The Compensation Committee determined that in light of the global economic conditions, the named executive officers’ performance in the past year had been extraordinary under the circumstances.  Notwithstanding the global economic upheaval, the named executive officers kept the Company’s performance in line with its expectations for both operations and the integration of the Triad operations into the Company and consequently, the Compensation Committee decided to award the named executive officers an extraordinary bonus to recognize their accomplishment and to further incentivize the named executive officers to effectively guide the Company through difficult economic times.  The extraordinary bonus was based on a percentage of the named executive officers’ base salary in the amounts indicated below:

Name and Position	Percentage of Salary	Extraordinary Bonus Payment
Wayne T. Smith, Chairman, President and Chief Executive	20%	$216,000
W. Larry Cash, Director, Executive Vice President and Chief Financial	20%	132,800
William S. Hussey, Division President, Division Operations	10%	45,000
David L. Miller, Division President, Division Operations	10%	45,000
Michael T. Portacci, Division President, Division Operations	3%	15,000

With respect to each of the named executive officers, who have been designated by the Compensation Committee as “covered employees” under this plan, their awards are limited to those which will be treated as “qualified performance-based compensation” under Section 162(m) of the IRC, and their awards are administered solely by the Compensation Committee.  Awards to other employees, including the other executive officers, are administered by management; however, the targets and awards are approved and ratified by the Compensation Committee.  Awards to executive officers who are not designated as “covered employees” may be discretionary in nature.

Long-term Incentive, page 43

3.
We note your disclosure of the one-time special equity grant to executives in connection the Triad Acquisition.  Please review your disclosure here, or in the footnotes to the Summary Compensation Table to clarify the amount of the award each executive received in connection with the Triad Acquisition.

The Company notes that the special equity grants made in connection with the Triad Acquisition were made during the 2007 calendar year and fully disclosed in the Grant of Plan-Based Awards Table in the Company’s Definitive Proxy Statement on Schedule 14A that was filed with the Commission on April 11, 2008 (the “2008 Proxy Statement”), as well as in the Summary Compensation Table, Outstanding Equity Awards at Fiscal Year End Table and the Compensation Discussion and Analysis section of the 2008 Proxy Statement.  In the 2009 Proxy Statement, the equity grants are part of the FAS 123(R) calculation in the Summary Compensation Table and are disclosed in the Outstanding Equity Awards at Fiscal Year End Table.  In addition, the Compensation Discussion and Analysis section of each of the 2008 Proxy Statement and 2009 Proxy Statement discuss these grants, including their vesting schedules and the Company’s reasons for making the grants.  In future filings where these grants are reflected in the Outstanding Equity Awards at Fiscal Year End Table, the Company will identify these special one-time grants as having been made in connection with the Triad Acquisition.

The Company has advised us that it acknowledges that:

s	the Company is responsible for the adequacy and accuracy of the disclosure in the 2008 Form 10-K and 2009 Proxy Statement;
s	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 10-K and 2009 Proxy Statement; and
s	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please see attached as Exhibit A the Company’s acknowledgment as to the foregoing.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8136.

Sincerely,

Jeffrey Bagner

cc:           Jeffrey P. Riedler (Securities and Exchange Commission)
Mike Rosenthall (Securities and Exchange Commission)
Rachel A. Seifert (Community Health Systems, Inc.)

Exhibit A

June 12, 2009

[Community Health Systems, Inc. Letterhead]

In response to the comment letter, dated June 6, 2008, of the staff of the Division of Corporation Finance, the Company hereby acknowledges that:

•	the Company is responsible for adequacy and accuracy of the disclosure in the 2008 Form 10-K and 2009 Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 10-K and 2009 Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Wayne T. Smith
Wayne T. Smith
Chairman of the Board, President and Chief Executive Officer

/s/ W. Larry Cash
W. Larry Cash
Executive Vice President, Chief Financial Officer and Director

/s/ T. Mark Buford
T. Mark Buford
Vice President and Corporate Controller